United States securities and exchange commission logo





                              March 9, 2023

       Thomas Vecchiolla
       Chief Executive Officer
       First Light Acquisition Group, Inc.
       11110 Sunset Hills Road #2278
       Reston, VA 20190

                                                        Re: First Light
Acquisition Group, Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed February 10,
2023
                                                            File No. 333-269705

       Dear Thomas Vecchiolla:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4, filed February 10, 2023

       Summary of the Material Terms of the Transactions, page 9

   1. Please revise this section to explain whether the Extension Fees will be repaid to the
                                                        Sponsor if the Business
Combination is completed. To the extent the promissory notes referenced on page 39
were used to pay the Extension Fees, please briefly describe the terms of these notes
here, including any associated interest obligations that will be repaid to the Insiders.
   2. We note your statement that Calidi is developing platforms to improve the efficacy of oncolytic viruses by
allowing for greater targeting of tumor cells. Please revise this statement to reflect
your disclosure elsewhere in the prospectus that Calidi   s product
                                                        candidates represent a
novel approach to cancer treatment that creates significant
                                                        challenges and that
there is no guarantee that Calidi   s product candidates will obtain
 Thomas Vecchiolla
First Light Acquisition Group, Inc.
March 9, 2023
Page 2
         marketing approvals.
3.       Please revise this section, where appropriate, to disclose the net
debt target and Calidi   s
         net debt, as of the most recent practicable date. Please also revise
to disclose Calidi   s
         aggregate amount of indebtedness and whether Calidi   s debtholders
have indicated
         whether they plan to convert their notes and securities into New Calidi Common Stock.
Questions and Answers About the Proposals, page 12

4. Please include in this section a description of all possible sources of dilution that shareholders who elect not to redeem their shares may experience in connection with the
         Business Combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by Insiders, the Escalation Shares that will be placed in escrow after the Closing and convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.
Q. Will FLAG attempt to arrange new financing in connection with the Transactions?, page 17

5. Please revise the response to this question to discuss the Amended and Restated Forward
         Purchase Agreement with Franklin and to disclose whether Franklin has indicated if it intends to purchase securities pursuant to the agreement.
What are the material U.S. federal income tax consequences to the FLAG Stockholders as a result of the Merger?, page 18

6. We note your disclosure here that the Merger "is intended to qualify as a 'reorganization'
         within the meaning of Section 368(a) of the Code[.]" Please revise your disclosure here and throughout, including in the section beginning on page 160, to more clearly state
         counsel   s tax opinion regarding the tax consequences of the
transaction, to clearly disclose
         that this is the opinion of tax counsel and to identify counsel. Please file an opinion of counsel supporting such conclusion. Refer to Item 601(b)(8) of Regulation S-K. See also
         Staff Legal Bulletin No. 19.
Summary of the Proxy Statement/Prospectus
Registration Rights Agreement, page 33

7. Please revise here and throughout to disclose how many shares will be covered by the
         Registration Rights Agreement.
Voting andLastNameThomas
FirstName  Lock-Up Agreement,     page 33
                              Vecchiolla
Comapany
8.         NameFirst
       Please          Light
              revise here andAcquisition Group,
                              elsewhere in       Inc.
                                           the prospectus, where appropriate,
to disclose how
       many  shares
March 9, 2023 Page 2in the combined  company   will be subject to lock-up
agreements.
FirstName LastName
 Thomas Vecchiolla
FirstName
First Light LastNameThomas
            Acquisition Group,Vecchiolla
                               Inc.
Comapany
March       NameFirst Light Acquisition Group, Inc.
        9, 2023
March3 9, 2023 Page 3
Page
FirstName LastName
Interests of Certain Persons in the Business Combination, page 39

9. Please revise your disclosure here, in the risk factor on page 106 and on page 157 to quantify the aggregate dollar amount that the Sponsor and its affiliates have at risk that depends on completion of the Business Combination. Include the current value of securities held, loans extended, fees due and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar
disclosure for the company   s
         officers and directors, if material.
10. Please clarify here and on page 157 if the Sponsor and its affiliates can earn a positive rate of return on their investment, even if other FLAG shareholders experience a negative rate of return in the combined company.
11. Please revise here and on page 157 to disclose the amount of interest that is owed by
         FLAG to the Sponsor and its affiliates, including the Insiders, pursuant to the promissory notes. Please also describe the negotiations among FLAG and the Insiders that led to
         FLAG agreeing to pay interest at a per annum rate of 50% to 100% of the loan amount. In
         your revisions, please describe why FLAG   s board of directors did
not seek financing
         from other sources.
Sources and Uses of Funds for the Transactions, page 42

12. We note that you have assumed $12,000,000 of transaction expenses. Please revise this section to provide a list of these transaction expenses and assumed amounts.
Risk Factors
Our product candidates are based on a novel approach to the treatment of cancer..., page 55

13. Please revise here and in the section titled "Our Product Candidates" that begins on page
         202 to explain how the design and conduct of Calidi's clinical trials differ from the design and conduct of previously conducted clinical trials in this area. Risks Related to FLAG and the Business Combination, page 105

14. Disclose the material risks to unaffiliated investors presented by taking Calidi public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement. Background of the Business Combination, page 142

15. Please disclose how many of the 58 potential targets that FLAG management contacted to discuss a potential business combination transaction conducted business in the same industry as Calidi.
16.      Please revise this section, where appropriate, to disclose why Calidi and EDOC
         Acquisition Corp. did not consummate their previously-announced transaction.
 Thomas Vecchiolla
FirstName
First Light LastNameThomas
            Acquisition Group,Vecchiolla
                               Inc.
Comapany
March       NameFirst Light Acquisition Group, Inc.
        9, 2023
March4 9, 2023 Page 4
Page
FirstName LastName
17. We note your disclosure that FLAG management proposed a pro forma combined equity value of $300 million and that this value was determined by considering the merger consideration contemplated in the Previous Transaction and applying a discount to reflect the downturn in the biotechnology sector and capital markets since the announcement of the Previous Transaction. Please revise your disclosure to describe the merger consideration from the previous transaction, the amount that management determined was an appropriate discount and how that discount was determined. Please also revise to disclose the methodology used by FLAG to determine that a pre-money valuation range of
         Calidi of $300 to $350 million was reasonable, as contemplated in the term sheet.
18. We note your disclosure that FLAG management engaged a third party consulting firm to
         assist with technical diligence of Calidi   s technology and platform.
Please disclose the
         name of that third party and whether the FLAG Board relied on any report provided by this third party.
19.      We note your disclosure that a valuation firm informed FLAG   s
management of its view
         that the equity value range for Calidi was $200 to $250 million. We further note that the parties agreed upon an initial valuation of $250 million along with 18 million potential earnout shares, which appears to exceed the equity value range presented by the valuation firm. Please revise your disclosure to disclose why FLAG agreed to a valuation of Calidi that appears to exceed the upper end of the valuation range calculated
by FLAG   s
         valuation firm.
FLAG's Board of Directors' Reasons for Approval of the Business Combination, page 150

20. We note your disclosure that the Phase 1 clinical trial for CLD-101 established proof-of-
         concept and safety of CLD-101[.]" Similarly, we note your disclosure in the section entitled "Business of Calidi Biotherapeutics" that Calidi's product platform leads "to a potential improvement in the efficacy of oncolytic viruses[,]" "efficient induction of local anti-tumor immune response[,]" "higher therapeutic efficacy" and "efficient cell-based delivery[.]" Please revise these and similar statements throughout your registration statement, including in the first two paragraphs on page 272, to remove any claims of safety or efficacy, as safety and efficacy determinations are in the exclusive purview of the FDA or other regulators.
Selected Public Company Analysis, page 155

21. We note that in its selected public company analysis, Benchmark utilized a metric called
            expected probability of success    to calculate comparable
companies    enterprise
         values. We also note that some of the comparable companies chosen appear to have multiple assets in clinical development. Please revise your disclosure to explain why
         Benchmark deemed these companies to be comparable to Calidi and did not apply a discount or other adjustment to companies with multiple assets currently in clinical trials.
         Please also revise your disclosure to discuss the limitations of relying on aggregated expected probabilities of success to evaluate a single company's business and disclose
 Thomas Vecchiolla
FirstName
First Light LastNameThomas
            Acquisition Group,Vecchiolla
                               Inc.
Comapany
March       NameFirst Light Acquisition Group, Inc.
        9, 2023
March5 9, 2023 Page 5
Page
FirstName LastName
         whether Benchmark considered these limitations in calculating the range of enterprise values for Calidi.
Business of Calidi Biotherapeutics
Differentiated, Wholly-Owned Pipeline Targeting Multiple Cancer Indications, page 197

22. We note your inclusion of CLD-301 in your pipeline table. Please explain how this
         product candidate is sufficiently material to Calidi   s business to
warrant inclusion in the
         pipeline table. Alternatively, please remove this candidate from your pipeline table.
Our Product Candidates, page 202

23. Please revise your disclosure in the first paragraph of this section to clarify if any oncolytic viral therapies and/or oncolytic adenoviral therapies have received marketing approvals to date.
Legal Proceedings, page 228

24. Please revise this section to describe the material details and current statuses of (i) the
         Lander v. Calidi Biotherapeutics, Inc. lawsuit and (ii) the terminated physician agreement matter referenced on page F-93.
Executive Compensation
Agreements with Named Executive Officers, page 246

25. Please revise this section to disclose whether the Business Combination will qualify as an
         "institutional round of funding" that will cause the deferred annual base salaries of Mr.
         Camaisa and Ms. Pizarro to be paid. To the extent the Business Combination will cause these deferred amounts to be paid, please revise to quantify the payments to be made to
         Mr. Camaisa and Ms. Pizarro.
Financing, page 253

26. Please clarify which of the Convertible Notes, Term Notes Payable, Loans Payable and
         other forms of financing listed in this section will survive the Business Combination.
Settlement Arrangement, page 253

27. Please revise to clarify if the Business Combination will cause the entire unpaid settlement liability amount to become due and payable. Please also quantify the amount currently owed to the Former Executive pursuant to the Settlement Agreement. Calidi Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 282

28. Please revise this section to quantify Calidi's current amount of indebtedness and to disclose how much of this indebtedness is anticipated to be converted into shares of New
 Thomas Vecchiolla
FirstName
First Light LastNameThomas
            Acquisition Group,Vecchiolla
                               Inc.
Comapany
March       NameFirst Light Acquisition Group, Inc.
        9, 2023
March6 9, 2023 Page 6
Page
FirstName LastName
         Calidi Common Stock following the Business Combination.
Description of Securities, page 295

29. Please revise this section to describe the material terms of the warrants of the combined company.
Beneficial Ownership of Securities, page 310

30. Please identify in the footnotes to the table all natural persons who have voting and/or investment power over the shares held by:
             Metric Finance Holdings I, LLC
             Polar Asset Management Partners Inc.
             Woodline Partners LP
             Koch Industries, Inc.
             Meteora.
Experts, page 317

31.      We note that on November 26, 2022, Calidi   s Audit Committee approved
the engagement
         of Marcum LLP as Calidi   s independent registered public accounting
firm for the year
         ending December 31, 2022. In connection with this change in accountants:

                Please revise your disclosure to state whether the former accountant resigned, declined to stand for re-election or was dismissed, and the specific date thereof, as required by Item 304(a)(1)(i) of Regulation S-K.
                Obtain and file an Exhibit 16 letter from your former accountants stating whether the accountants agree with the statements regarding the change in accountant in your
              Form S-4. Refer to Items 304(a)(3) and 601(b)(16) of Regulation
S-K.
Exhibits

32. Please file the Material License Agreement dated October 14, 2021 with Northwestern that is referenced on page 210 as an exhibit to your registration statement. Alternatively, please tell us why this agreement is not required to be filed.
33. Please file the employment agreements with the named executive officers of the combined company as exhibits to your registration statement.
General

34. Please revise your proxy statement/prospectus to add a section discussing FLAG's business.
35. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to
 Thomas Vecchiolla
First Light Acquisition Group, Inc.
March 9, 2023
Page 7
       complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on
       Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
36. We note that Guggenheim was the underwriter for the initial public offering of the SPAC and that it has waived its rights to receive any deferred underwriting fees in connection with the consummation of any business combination involving FLAG and Calidi. Please tell us, with a view to disclosure, whether you have received notice from any other financial institutions about ceasing involvement in your transaction and how that may impact your deal or any deferred compensation that may be owed to these institutions.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Eric Atallah at 202-551-3663 or Daniel Gordon at 202-551-3486 if you
have questions regarding comments on the financial statements and related matters. Please contact Joshua Gorsky at 202-551-7836 or Alan Campbell at 202-551-4224 with any other questions.



                                                             Sincerely,
FirstName LastNameThomas Vecchiolla
                                                             Division of
Corporation Finance
Comapany NameFirst Light Acquisition Group, Inc.
                                                             Office of Life
Sciences
March 9, 2023 Page 7
cc:       Corey R. Chivers, Esq.
FirstName LastName